Exhibit 99.1

October 22, 2008

Dear Shareholder,

        You are cordially invited to attend the 2008 Annual Meeting of Shareholders of Allot Communications Ltd., to be held at Allot’s offices at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel on November 13, 2008, at 5:00 p.m. local time.

        At the Annual Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders. Allot’s board of directors recommends a vote FOR all of the proposals listed in the Notice. Management will also report on the affairs of Allot, and a discussion period will be provided for questions and comments of general interest to shareholders.

        Whether or not you plan to attend the Annual Meeting, it is important that your ordinary shares be represented and voted at the Annual Meeting. Accordingly, after reading the enclosed Notice of Annual Meeting of Shareholders and the accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided in accordance with the enclosed instructions.

        We look forward to greeting as many of you as can attend the meeting.

Sincerely, /s/ Yigal Jacoby —————————————— Yigal Jacoby Chairman of the Board of Directors

ALLOT COMMUNICATIONS LTD.

Notice of Annual Meeting of Shareholders

22 Hanagar Street, Neve Ne'eman Industrial Zone B, Hod Hasharon, Israel

Tel: +972-9-761-9200

        NOTICE IS HEREBY GIVEN that the Annual Meeting (the “Annual Meeting”) of shareholders of Allot Communications Ltd. (“Allot” or the “Company”) will be held on November 13, 2008, at 5:00 p.m. Israel time at our offices at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel. The Annual Meeting is being called for the following purposes:

1.	To elect Shraga Katz as a Class I director to serve for a two-year term in accordance with the Company’s Articles of Association.

2.	To elect Shai Saul and Dr. Eyal Kishon as Class II directors, each to serve for a three-year term in accordance with the Company’s Articles of Association.

3.	To approve the terms of Shraga Katz’s service, including payment of director’s fees, the grant of stock options and eligibility for indemnification and exculpation.

4.	To approve an amendment to the compensation plan of Yigal Jacoby.

5.	To approve the grant of stock options to certain directors.

6.	To approve the extension of the expiration date of certain purchase rights of Yigal Jacoby.

7.	To ratify and approve the procurement and maintenance of directors’ and officers’ liability insurance.

8.	To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as Allot’s independent registered public accounting firm for the fiscal year ended December 31, 2008 and until the 2009 annual meeting of shareholders and to authorize the board of directors, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

9.	To report on the business of the Company for the year ended December 31, 2007, including a review of the 2007 financial statements.

10.	To act upon any other matters that may properly come before the Annual Meeting or any adjournment thereof.

        Only shareholders of record at the close of business on October 14, 2008 (the “Record Date”) will be entitled to notice of, and to vote at, the Annual Meeting.

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        A proxy statement describing the various matters to be voted upon at the Annual Meeting along with a proxy card enabling shareholders to indicate their vote on each matter, will be mailed on or about October 22, 2008 to all shareholders entitled to vote at the Annual Meeting. Such proxy statement shall also be filed with the U.S. Securities and Exchange Commission under cover of a Form 6-K and will be available on the Company’s website www.allot.com. Signed proxy cards must be received no later than twenty four (24) hours before the time fixed for the Annual Meeting or presented to the Chairperson of the Annual Meeting at the time of the Annual Meeting in order for the proxy to be qualified to participate in the Annual Meeting. Shareholders wishing to express their position on an agenda item for the Annual Meeting may do so by submitting a written statement to the Company’s office at the above address no later than October 24, 2008.

By Order of the Board of Directors, /s/ Yigal Jacoby —————————————— Yigal Jacoby Chairman of the Board of Directors

Hod Hasharon, Israel
October 22, 2008

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ABOUT THE ANNUAL MEETING

Q:	When and where is the 2008 Annual Meeting of Shareholders being held?

A:	The Annual Meeting (the "Annual Meeting") of shareholders of Allot Communications Ltd. ("Allot" or the "Company") will be held on November 13, 2008, at 5:00 p.m. Israel time at our offices at 22 Hanagar Street, Neve Ne'eman Industrial Zone B, Hod Hasharon, Israel.

Q:	Who can attend the Annual Meeting?

A:	Any shareholder may attend.

Q:	Who is entitled to vote?

A:	Only holders of record of ordinary shares at the close of business on October 14, 2008 (the "Record Date") are entitled to vote at the Annual Meeting.

Joint holders of ordinary shares should note that, pursuant to Article 32.4 of the Company’s Articles of Association, the right to vote at the Annual Meeting will be conferred exclusively upon the senior among the joint owners attending the Annual Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in the Company’s register of shareholders.

ABOUT THE PROPOSALS

Q:	What am I being asked to vote on?

A:	We are seeking approval of the following eight proposals.

—	PROPOSAL 1: To elect Shraga Katz as a Class I director to serve for a two-year term in accordance with the Company's Articles of Association;

—	PROPOSAL 2: To elect Shai Saul and Dr. Eyal Kishon as Class II directors, each to serve for a three-year term in accordance with the Company's Articles of Association;

—	PROPOSAL 3: To approve the terms of Shraga Katz’s service, including payment of director’s fees, the grant of stock options and eligibility for indemnification and exculpation;

—	PROPOSAL 4: To approve an amendment to the compensation plan of Yigal Jacoby;

—	PROPOSAL 5: To approve the grant of stock options to certain directors;

—	PROPOSAL 6: To approve the extension of the expiration date of certain purchase rights of Yigal Jacoby;

—	PROPOSAL 7: To ratify and approve the procurement and maintenance of directors' and officers' liability insurance; and

—	PROPOSAL 8: To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2008 and until the 2009 annual meeting of shareholders and to authorize the board of directors, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

Q:	How does Allot's board of directors recommend that I vote on the proposals?

A:	Allot's board of directors recommends that you vote "FOR" the adoption of each of the eight proposals.

HOW TO VOTE YOUR SHARES

Q:	How do I vote?

A:	You may vote by mail. You do this by completing your proxy card or voting instruction card and returning it in the enclosed, prepaid and addressed envelope. If you return a signed card but do not provide voting instructions, your shares will be voted as recommended by the board of directors.

You may vote in person. Ballots will be passed out at the Annual Meeting to anyone who wants to vote at the Annual Meeting. If you choose to do so, please bring the enclosed proxy card or proof of identification. If your shares are held directly in your name, you may vote in person at the Annual Meeting. However, if your shares are held in street name, you must first obtain a signed proxy from the record holder (that is, your bank, broker or other nominee) and bring it with you to the Annual Meeting.

Q:	What is the difference between holding shares as a shareholder of record and holding shares in “street name”?

A:	Many Allot shareholders hold their shares through a bank, broker or other nominee rather than directly in their own name. As explained in this proxy statement, there are some distinctions between shares held of record and shares owned in “street name.”

Shareholder of Record

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company of New York, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to Allot or to vote in person at the Annual Meeting.

Beneficial Owner

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner. If your shares are held in street name, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct the bank, broker or nominee how to vote your shares for the Annual Meeting. You also may attend the Annual Meeting. However, because you are not the shareholder of record, you may not vote these shares in person at the Annual Meeting, unless you first obtain a signed proxy from the record holder (that is, your bank, broker or other nominee) giving you the right to vote the shares. Your bank, broker or nominee has enclosed a voting instruction card for you to use in directing the broker or nominee regarding how to vote your shares.

Brokers who hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion with respect to the approval of non-routine matters, such as adoption and approval of a merger.

Q:	Does Allot recommend I vote in advance of the Annual Meeting?

A:	Yes. Even if you plan to attend the Annual Meeting, Allot recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend our Annual Meeting.

Q:	Can I change my vote or revoke my proxy?

A:	Yes. You may change your proxy instructions at any time prior to the vote at the Annual Meeting. If you are a shareholder of record, you may do this by:

—	filing a written notice of revocation with the Secretary of the Company, delivered to the Company's address above;

—	granting a new proxy card or new voting instruction card bearing a later date; or

—	attending the Annual Meeting and voting in person (attendance at the Annual Meeting will not cause your previously granted proxy to be revoked unless you specifically so request).

If you hold shares through a bank, broker or other nominee, you must contact that firm to revoke any prior voting instructions.

Q:	How are my votes cast when I submit a proxy vote?

A:	When you submit a proxy vote, you appoint Yigal Jacoby, Rami Hadar and Doron Arazi, or any of them, as your representative(s) at the Annual Meeting. Your shares will be voted at the Annual Meeting as you have instructed.

Upon the receipt of a properly submitted proxy card, which is received in time (by 5:00 p.m., Israel Time, on November 12, 2008, twenty four hours prior to the Annual Meeting) and not revoked prior to the Annual Meeting or presented to the chairperson at the Annual Meeting, the persons named as proxies will vote the ordinary shares represented thereby at the Annual Meeting in accordance with the instructions indicated on the proxy card. The Company currently knows of no other matters to be submitted at the Annual Meeting other than as specified in the Notice of Annual Meeting of Shareholders included with this proxy statement. If any other business is properly brought before the Annual Meeting, however, it is the intention of the persons named as proxies to vote in respect thereof in accordance with their best judgment.

Q:	What does it mean if I receive more than one proxy card?

A:	It means that you have multiple accounts at the transfer agent and/or with brokers. Please sign and return all proxy cards to ensure that all of your shares are voted.

ABOUT THE VOTING PROCEDURE AT THE ANNUAL MEETING

Q:	What constitutes a quorum?

A:	To conduct business at the Annual Meeting, two or more shareholders must be present, in person or by proxy, representing not less than 25%, or 5,516,734, of the 22,066,935 ordinary shares outstanding as of the Record Date, that is, a quorum.

Ordinary shares represented in person or by proxy (including broker non-votes and shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for purposes of determining whether a quorum exists. “Broker non-votes” are shares held in a street name by a bank or brokerage firm that indicates on its proxy that it does not have discretionary authority to vote because the nominee does not have discretionary voting power with respect to a particular matter and has not received instructions from the beneficial owner on that particular matter. On all matters considered at the Annual Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted as present in determining if a quorum is present.

Q:	What happens if a quorum is not present?

A:	If a quorum is not present, the Annual Meeting will be adjourned to the same day at the same time the following week.

Q:	How will votes be counted?

A:	Each ordinary share is entitled to one vote. The Company's Articles of Association do not provide for cumulative voting.

All proposals require that a simple majority of the ordinary shares of the Company voted in person or by proxy at the Annual Meeting on the matter presented for passage be voted “FOR” the adoption of the proposal.

On all matters considered at the Annual Meeting, abstentions and broker non-votes will not be treated as either a vote “FOR” or “AGAINST” the matter.

Q:	Is my vote confidential?

A:	Yes. Only the inspector of elections and certain employees of Allot will have access to your proxy card. The inspector of elections will tabulate and certify the vote. Any comments written on the proxy card will remain confidential unless you ask that your name be disclosed.

HOW TO FIND VOTING RESULTS

Q:	Where do I find the voting results of the Annual Meeting?

A:	We plan to announce preliminary voting results at the Annual Meeting and will publish the final results in a Form 6-K filed with the SEC promptly following the Annual Meeting. You may obtain a copy of the Form 6-K through any of the following means:

—	reviewing our SEC filings under the heading “SEC Filings” within the Investors section of our website at www.allot.com; or

—	reviewing our SEC filings through the SEC's EDGAR filing system at www.sec.gov.

PRINCIPAL SHAREHOLDERS

        The following table sets forth information regarding the beneficial ownership of Allot’s ordinary shares, by (1) each person known by Allot to be the beneficial owner of more than 5.0% of our ordinary shares, and (2) all of the Company’s directors and executive officers as a group. Each of our shareholders has identical voting rights with respect to his or her shares. The information regarding beneficial ownership of our major shareholders is based upon their respective public filings with the U.S. Securities and Exchange Commission.

        To our knowledge, except as otherwise indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the ordinary shares shown as beneficially owned by them.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Brookside Capital Fund(2)	3,426,638	15.5%
Tamir Fishman Ventures(3)	2,340,343	10.6%
Genesis Partners(4)	2,037,260	9.2%
Gemini Group(5)	1,711,429	7.8%
Partech International Group(6)	1,280,562	5.8%
Shai Saul(7)	2,340,343	10.6%
Dr. Eyal Kishon(8)	2,037,260	9.2%
Yigal Jacoby(9)	1,891,768	8.1%
Yossi Sela(10)	1,711,429	7.8%
Rami Hadar	341,204	1.5%
Nurit Benjamini	*	*
Steven D. Levy	*	*
All directors and executive officers as a group	8,516,756	38.2%

*	Less than one percent of the outstanding ordinary shares.

(1)	As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from October 14, 2008 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 22,066,935 ordinary shares outstanding as of October 14, 2008.

(2)	Based on a Schedule 13G/A filed on January 9, 2008. Consists of 3,426,638 shares held by Brookside Capital Partners Fund, L.P., a Delaware limited partnership. Brookside Capital Investors, L.P., a Delaware limited partnership is the sole general partner of the Brookside Capital Partners Fund, L.P. Brookside Capital Management, LLC, a Delaware limited liability company, is the sole general partner of Brookside Capital Investors, L.P. Domenic J. Ferrante is the sole managing member of Brookside Capital Management, LLC. The address of the Brookside entities and the foregoing individual is 111 Huntington Avenue, Boston, Massachusetts 02199.

(3)	Based on a Schedule 13G/A filed on February 14, 2008. Consists of 1,165,014 shares held by Tamir Fishman Ventures II L.P., 804,842 shares held by Tamir Fishman Venture Capital II Ltd., 155,904 shares held by Tamir Fishman Ventures II (Israel) L.P., 138,310 shares held by Tamir Fishman Ventures II (Cayman Islands) L.P., 54,543 shares held by Tamir Fishman Ventures II CEO Funds (U.S.) L.P., 12,980 shares held by Tamir Fishman Ventures II CEO Funds L.P. and an option to purchase 8,750 shares held by Shai Saul. Tamir Fishman Ventures II, LLC is the sole general partner of each of the foregoing limited partnerships and has management rights over the shares held by Tamir Fishman Venture Capital II Ltd. by virtue of a management agreement with Tamir Fishman Ventures II, LLC. The managing members of Tamir Fishman Ventures II, LLC are Shai Saul, Michael Elias and Tamir Fishman & Co. Ltd. Eldad Tamir and Danny Fishman are Co-Presidents and Co-Chief Executive Officers of Tamir Fishman & Co. Ltd. and, by virtue of their positions, may be deemed to be beneficial owners of the securities held thereby. Each of the foregoing entities and individuals disclaims beneficial ownership of these securities except to the extent of its or his pecuniary interest therein. The address of the Tamir Fishman entities and the foregoing individuals is 21 Haarbaa, Tel Aviv 64739 Israel.

(4)	Based on a Schedule 13G filed on February 14, 2007. Consists of 1,312,770 shares held by Genesis Partners I L.P., 715,740 shares held by Genesis Partners (Cayman) L.P. and an option to purchase 8,750 shares held by Dr. Eyal Kishon. Eddy Shalev and Dr. Kishon are the directors of E. Shalev Management Ltd., a general partner of these funds. These individuals each have voting, investment and dispositive power with respect to the shares held by the Genesis entities and may be deemed to be beneficial owners of the securities held thereby. Each individual disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. The address of the Genesis entities and the foregoing individuals is 11 HaMenofim Street, Herzliya Pituach 46725, Israel.

(5)	Based on a Schedule 13G/A filed on February 14, 2008. Consists of 880,295 shares held by Gemini Israel II L.P., 690,669 shares held by Gemini Israel II Parallel Fund L.P., 112,216 shares held by Advent PGGM Gemini L.P., 19,499 shares held by Gemini Partner Investors L.P. and an option to purchase 8,750 shares held by Yossi Sela. Yossi Sela is a managing partner and a shareholder of Gemini Israel Funds Ltd., the sole general partner or the sole general partner of the general partner of Gemini Israel II L.P., Gemini Israel II Parallel Fund L.P., Advent PGGM Gemini L.P., Gemini Partner Investors L.P., Gemini Israel III L.P. and Gemini Israel III Parallel Fund L.P. The board of directors of Gemini Israel Funds Ltd. has sole investment control with respect to these entities and is comprised of Steve Kahn, Amram Rasiel, Dr. A.I. (Ed) Mlavsky, Yossi Sela and David Cohen. These individuals share voting power over the shares and held by the Gemini entities and may be deemed to be the beneficial owners of the securities held thereby. Each individual disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. The address of the Gemini entities and the foregoing individuals is 9 HaMenofim Street, Herzliya Pituach 46725, Israel.

(6)	Based on a Schedule 13G/A filed on February 14, 2008. Consists of 469,537 shares held by Partech International Growth Capital I LLC, 533,565 shares held by Partech International Growth Capital III LLC, 224,098 shares held by AXA Growth Capital II L.P., 32,016 shares held by Double Black Diamond II LLC and 21,346 shares held by Multinvest LLC. 46th Parallel, LLC is the managing member of each of Partech International Growth Capital I, LLC and Partech International Growth Capital III, LLC. 48th Parallel, LLC is the general partner of AXA Growth Capital II L.P. ParVenture Japan Managers, LLC is the managing member of Multinvest, LLC. Thomas G. McKinley and Vincent Worms are the managing members of Double Black Diamond II, LLC. PAR SF, LLC is the managing member of each of 46th Parallel, LLC and 48th Parallel, LLC. Vincent Worms and Vendome Capital, LLC are the managing members of each of PAR SF, LLC and ParVenture Japan Managers, LLC. Thomas G. McKinley is the managing member of Vendome Capital, LLC. Thomas G. McKinley and Vincent Worms share voting power over the shares held by the Partech International Group and may be deemed to be the beneficial owners of the securities held thereby. Each individual disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. The address of the Partech International entities and the foregoing individuals is 50 California Street, Suite 3200, San Francisco, California.

(7)	Consists of 2,331,593 shares held by the Tamir Fishman Ventures and an option to purchase 8,750 shares held by Shai Saul. Mr. Saul is a managing partner of Tamir Fishman and, by virtue of his position, may be deemed to have voting and investment power, and thus beneficial ownership, with respect to the shares held by the Tamir Fishman Ventures. Mr. Saul disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

(8)	Consists of 2,028,510 shares held by the Genesis Group and an option to purchase 8,750 shares held by Dr. Eyal Kishon. Dr. Kishon is a managing partner of Genesis Partners and, by virtue of his position, may be deemed to have voting and investment power, and thus beneficial ownership, with respect to the shares held by the Genesis Group. Dr. Kishon disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

(9)	Based on a Schedule 13G/A filed on February 20, 2008. Consists of 30,000 ordinary shares personally held by Yigal Jacoby, 1,500 ordinary shares held jointly by Yigal Jacoby and his wife, Anat Jacoby. Also consists of options held directly by Yigal Jacoby to purchase 222,491 shares and a right held by Mr. Jacoby to purchase 246,479 shares currently held by a trustee. Also consists of 835,410 shares held by Odem Rotem Holdings Ltd., a company wholly-owned and controlled by Mr. Jacoby, and an option to purchase 481,794 shares held by Odem Rotem Holdings. The address of Mr. Jacoby is 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon 45240, Israel. The address of Odem Rotem Holdings Ltd. and Anat Jacoby is 9 Nordau Street, Rannana, Israel.

(10)	Consists of 2,211,679 shares held by the Gemini Group and an option to purchase 8,750 shares held by Yossi Sela. Mr. Sela is a managing partner of Gemini Israel Funds and, by virtue of his position, may be deemed to have voting and investment power, and thus beneficial ownership, with respect to the shares held by the Gemini Group. Mr. Sela disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

MATTERS SUBMITTED TO SHAREHOLDERS

PROPOSAL 1

ELECTION OF A CLASS I DIRECTOR

Background

        Following the Annual Meeting, our board of directors shall consist of seven directors. Our Articles of Association provide that we may have up to nine directors.

        Under our Articles of Association, our directors (other than our outside directors) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than our outside directors). At each annual meeting of our shareholders, the election or reelection of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires on the third annual meeting following such election or reelection, such that from 2006 and thereafter, each year the term of office of one class of directors expires.

        The term of our Class II directors, consisting of Dr. Eyal Kishon and Shai Saul, expires at this Annual Meeting. Our Class III directors, consisting of Yigal Jacoby and Rami Hadar, will hold office until the annual meeting of our shareholders in 2009. In addition, we have two outside directors who serve on the board of directors for fixed periods in accordance with the Israeli Companies Law.

        Our shareholders elected Yossi Sela at the annual meeting of shareholders held on August 15, 2007 to serve until the annual meeting of our shareholders in 2010. Mr. Sela advised us that he will resign from his position as Class I director immediately following the election of a new Class I director. Mr. Sela has confirmed to the Company that his decision to resign did not result from, and that there does not exist, any disagreement between the Company and Mr. Sela relating to the Company’s operations, policies or practices.

        Shraga Katz, who currently provides advisory services to the Company, is proposed for election as a Class I director by the shareholders. If elected at the Annual Meeting, Mr. Katz will serve until the 2010 annual meeting of our shareholders and until his successor has been elected and qualified, or until his office is vacated in accordance with our Articles of Association and the Israeli Companies Law. Mr. Katz has advised the Company that he is willing to serve as a director if elected, that he has the qualifications, and time required for the performance of his duties as a director and that there are no legal restrictions preventing him from assuming such office.

        Subject to Shraga Katz’s election as a Class I director, our board of directors intends to name Mr. Katz as the Chairperson of the board of directors, succeeding Yigal Jacoby, who will remain a member of the board of directors.

        Shraga Katz is a Venture Partner of Magma Venture Partners, a leading venture capital firm specializing in early-stage investments in communication, semiconductors, internet and media. Mr. Katz has over 30 years of experience in the technology sector and has specialized for over 20 years in the communications industry. In 1996, Mr. Katz founded Ceragon Networks Ltd. (NASDAQ: CRNT), a global provider of high capacity wireless networking solutions for mobile and fixed operators and private networks, and served as its President and CEO until mid 2005. Prior to founding Ceragon, Mr. Katz served in the Israeli Defense Forces for 17 years. Mr. Katz was head of the Electronic Research and Development Department of the Israeli Ministry of Defense. Mr. Katz is a two-time winner of the Israel Defense Award, Israel’s most prestigious recognition for research and development. Mr. Katz serves as director on the Board of Siverge Networks. Mr. Katz holds a B.Sc. from the Technion – Israel Institute of Technology and an M.B.A. from Tel Aviv University.

Proposed Resolution

        You are requested to adopt the following resolution:

        “RESOLVED, that Shraga Katz be elected as a Class I director, to serve until the 2010 annual meeting of shareholders and until his successor has been elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association and/or the Israeli Companies Law-1999.”

        The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt this resolution.

Board Recommendation

        THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

PROPOSAL 2

REELECTION OF CLASS II DIRECTORS

Background

        The term of our Class II directors, consisting of Dr. Eyal Kishon and Shai Saul, expires at this Annual Meeting.

        Each of Dr. Eyal Kishon and Shai Saul is proposed for reelection by the shareholders. If reelected at the Annual Meeting, each of the above named nominees will serve until the 2011 annual meeting of our shareholders and until his successor has been elected and qualified, or until his office is vacated in accordance with our Articles of Association and the Israeli Companies Law. Each of the above named nominees has advised the Company that he is willing to continue serving as a director if re-elected, that he has the qualifications, and time required for the performance of his duties as a director and that there are no legal restrictions preventing him from assuming such office.

        Dr. Eyal Kishon has served as a director since 1998. In 1996, Dr. Kishon co-founded Genesis Partners, an Israeli technology-driven venture capital fund, and currently serves as Founder and Managing Partner. From 1993 to 1996, Dr. Kishon served as the Associate Director of the Polaris Fund, now Pitango. Prior to that, Dr. Kishon served as Chief Technology Officer at Yozma Venture Capital from 1992 to 1993. From 1991 to 1992, he worked at the IBM Research Center, and from 1989 to 1991 he worked at the AT&T Bell Laboratories’ Robotics Research Department. Dr. Kishon also serves as a director of AudioCodes Ltd. (NASDAQ: AUDC) and Celtro Inc. He holds a Ph.D. in Computer Science and Robotics from the Courant Institute of Mathematical Sciences at New York University and a B.A. in Computer Science from the Technion – Israel Institute of Technology. Dr. Kishon has written a number of scientific publications and holds a patent for signature verification for interactive security systems.

        Shai Saul has served as a director since 2000. Mr. Saul is currently Managing General Partner of Tamir Fishman Ventures. During 2001, he acted as interim-CEO for CopperGate Communications Ltd. From 1994 to 1999, Mr. Saul acted as Executive Vice President for Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN), a leading provider of digital security solutions. From 1993 to 1994, he served as Chief Executive Officer of Ganot Ltd. Mr. Saul also serves as Chairman of the Board of CopperGate Communications and as member of the board of Lanoptics Ltd. (NASDAQ: LNOP). Mr. Saul holds an LL.B. from Tel Aviv University.

Proposed Resolution

        You are requested to adopt the following resolution:

        “RESOLVED, that each of Dr. Eyal Kishon and Shai Saul be reelected as a Class II director, to serve until the 2011 annual meeting of shareholders and until his successor has been elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association and/or the Israeli Companies Law-1999.”

        The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt this resolution.

Board Recommendation

        THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

PROPOSAL 3

TERMS OF SERVICE OF THE NEW DIRECTOR

Background

        Under the Israeli Companies Law-1999, arrangements regarding the compensation of a director of a public company require the prior approval of the Company’s audit committee, board of directors and shareholders, in that order. As a result of Shraga Katz’s proposed election as a director of the Company, his proposed terms of service require approval by the Company’s audit committee, board of directors and shareholders.

        The Company currently engages Shraga Katz to provide advisory services in accordance with an agreement that was signed on June 6, 2008. In accordance with that agreement, Mr. Katz is entitled to an annual salary of approximately $2,500. In addition, the Company granted to Mr. Katz in May 2008 options to purchase 50,000 ordinary shares of the Company at an exercise price of $3.20 per share, the then fair market value of the Company’s ordinary shares, vesting over a period of three years, with 1/12 of the options vesting at the end of each 3-month period from the date of grant. The vesting of said options accelerates upon certain mergers and acquisitions involving the Company.

        The board of directors proposes that in his capacity as the Chairperson of the board of directors, Shraga Katz’s compensation shall be as follows (the “Recommended Compensation Plan”):

—	annual compensation, in addition to social benefits and reimbursement of any and all reasonable business expenses, of NIS 180,000, or approximately $52,000, to be paid in equal monthly installments; and

—	additional options to purchase 200,000 ordinary shares of the Company with an exercise price equal to the closing sale price of the Company’s ordinary shares on the date of grant, vesting over a period of four years, with 1/16 of the options vesting at the end of each 3-month period from the date of their grant (which shall be the first trading day after the date of approval of the grant by the Annual Meeting). The vesting of said options would accelerate upon certain mergers and acquisitions involving the Company.

        The Company also wishes to enter into an agreement with Mr. Katz exculpating him, to the fullest extent permitted by law, from liability to it for damages caused to it as a result of a breach of duty of care, and undertaking to indemnify him to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the board of directors based on the Company’s activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances. The current maximum amount set forth in such agreements is the greater of (1) with respect to indemnification in connection with a public offering of our securities, the gross proceeds raised by us and/or any selling shareholder in such public offering, and (2) with respect to all permitted indemnification, including a public offering of our securities, an amount equal to 50% of the Company’s shareholders’ equity on a consolidated basis, based on its most recent financial statements made publicly available before the date on which the indemnity payment is made. The agreement shall be in substantially the form approved at the special meeting of shareholders held on October 26, 2006 and in substantially the same form entered into with other directors.

Proposed Resolution

        You are requested to adopt the following resolutions:

        “RESOLVED, that the Recommended Compensation Plan for Shraga Katz, is hereby approved.

        RESOLVED, that the Company be authorized to enter into an agreement with Shraga Katz exculpating him, to the fullest extent permitted by law, from liability to the Company for damages caused to the Company as a result of a breach of duty of care, and undertaking to indemnify him to the fullest extent permitted by law, in the form approved at the special meeting of shareholders held on October 26, 2006 and the same form entered with other directors.”

        The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt these resolutions.

Board Recommendation

        THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THESE RESOLUTIONS.

PROPOSAL 4

AMENDMENT OF THE COMPENSATION PLAN OF YIGAL JACOBY

Background

        Yigal Jacoby, the Company’s current chairperson of the board of directors, is employed by the Company under the terms of an employment agreement entered into between Mr. Jacoby and the Company on October 26, 2006 (the “Existing Employment Agreement”). The Existing Employment Agreement governs the provision of management and consulting services with respect to our strategy, long-term vision and key objectives. Under the terms of the agreement, Mr. Jacoby is required to devote 75% of his time to his position with us and he is entitled, in addition to social benefits and reimbursement of any and all reasonable business expenses, to monthly compensation of NIS 43,000, or approximately $12,300. As of February 2008, Mr. Jacoby waived approximately 65% of his salary under the Existing Employment Agreement.

        Yigal Jacoby advised the Company of his intention, subject to the election of Shraga Katz as a Class I director and his appointment as the chairperson by the board of directors, to resign from his current office as the chairperson of the board of director and to continue to serve as a member of the board of directors. In this capacity, Mr. Jacoby will continue to provide management and guidance services to the Company. At the Annual Meeting, shareholders will be asked to approve the following amendments of the Existing Employment Agreement:

—	to reduce the scope of engagement from 75% to 12.5% of a full time position; and

—	to amend the monthly compensation paid to Mr. Jacoby under the Existing Employment Agreement to NIS 7,500 per month, or approximately $2,200.

Proposed Resolution

        You are requested to adopt the following resolution:

        “RESOLVED, that the Existing Employment Agreement entered into between the Company and Yigal Jacoby on October 26, 2006 shall be amended to provide for a reduction in (i) the scope of engagement to 12.5% of a full time position and (ii) Mr. Jacoby’s monthly compensation to NIS 7,500, and that all other terms of the Existing Employment Agreement shall remain in effect without any change.”

        The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt this resolution.

Board Recommendation

        THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

PROPOSAL 5

COMPENSATION OF OTHER DIRECTORS

Background

        The Company, based upon the recommendation of its audit committee and the authorization of its board of directors, is submitting for approval the compensation of each of Dr. Eyal Kishon, Shai Saul and Rami Hadar as described herein. The audit committee and the board of directors considered market practices in Israel with respect to compensation of directors in Israeli companies whose shares are traded in the United States, as well as the scope of service required, the responsibilities involved, the need to retain highly-qualified candidates and other relevant factors.

Proposed Resolution

        You are requested to adopt the following resolution:

        “RESOLVED, to grant to each of Dr. Eyal Kishon, Shai Saul and Rami Hadar options to purchase 15,000 ordinary shares of the Company with an exercise price equal to the closing sale price of the Company’s ordinary shares on the date of grant, vesting over a period of three years, with 1/12 of the options vesting at the end of each 3-month period from the date of their grant (which shall be the first trading day after the date of approval of the grant by the Annual Meeting). Vesting of the options shall accelerate upon certain mergers and acquisitions involving the Company.”

        The affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting thereon is required to adopt this resolution.

Board Recommendation

        THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

PROPOSAL 6

EXTENSION OF THE EXPIRATION DATE OF YIGAL JACOBY’S PURCHASE RIGHT

Background

        Yigal Jacoby was granted a right to purchase 246,479 ordinary shares in connection with the Company’s Series A financing (the “Escrow Shares”). The shares are issued, but are held in trust for the benefit of the Mr. Jacoby pursuant to an escrow agreement entered into on January 28, 1998, amended on October 26, 2006, by and among the Company, Mr. Jacoby and an escrow agent. Pursuant to the terms of this agreement, the escrow agent is holding the Escrow Shares for which Mr. Jacoby has paid nominal value. While these Escrow Shares are held in trust, neither Mr. Jacoby nor the trustee has voting or economic rights with respect to such shares. Mr. Jacoby may exercise his right to purchase the Escrow Shares in trust, in whole or in part, by paying any portion of the full $600,000 purchase price (less $475 previously paid in respect of the nominal value of the shares) for the respective portion of the shares. Mr. Jacoby has the right to pay any portion of the purchase price for the respective portion of the Escrow Shares by “net payment” of his right to purchase. Mr. Jacoby’s right to purchase expires upon November 15, 2008. At the Annual Meeting, shareholders will be asked to approve, in addition to the approvals of the audit committee and board of directors, an extension of the exercise period of Yigal Jacoby’s right to purchase the Escrow Shares until November 15, 2010. All other terms of the Escrow Shares will remain the same. If this proposal is approved, the Company will record a non-cash expense which is currently estimated to be approximately $250,000 to be amortized over length of the extended exercise period.

Proposed Resolution

        You are requested to adopt the following resolutions:

        “RESOLVED, that the extension of the exercise period of Yigal Jacoby to purchase 246,479 ordinary shares, to November 15, 2010, be, and it hereby is, approved.

        RESOLVED, to authorize the Company to enter into an amendment of the escrow agreement reflecting the extension of the exercise period until November 15, 2010.”

        The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt these resolutions.

Board Recommendation

        THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THESE RESOLUTIONS.

PROPOSAL 7

APPROVAL OF DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

Background

        On December 31, 2007, the Company renewed its directors’ and officers’ liability insurance policy. Under the Israeli Companies Law-1999, the procurement of insurance coverage for the Company’s directors and those executive officers who also serve as directors requires approval of the Company’s audit committee, board of directors and shareholders, in that order.

        The audit committee and the board of directors recommend that shareholders ratify and approve the decision to renew and continue to maintain each year directors’ and officers’ liability insurance covering potential liability of senior officers and directors of the Company, as permitted under the Companies Law, with the fundamental terms described herein. To date, no claims for directors’ and officers’ liability insurance have been filed under this policy.

        The policy provides coverage to the Company’s directors and senior officers for claims made (including defense costs) and judgments rendered against such insured persons arising from acts connected to their service as directors or officers of the Company, and also contains standard exclusions. The policy also covers security claims made by shareholders in respect of alleged wrongful acts of the Company.

Proposed Resolution

        You are requested to adopt the following resolutions:

        “RESOLVED, that the procurement and maintenance of the directors’ and officers’ liability insurance for the period beginning December 31, 2007 and ending December 30, 2008, is hereby ratified and approved.

        RESOLVED, that the Company will continue thereafter on a year-to-year basis to obtain directors’ and officers’ liability insurance.”

        The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt these resolutions.

Board Recommendation

        THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THESE RESOLUTIONS.

PROPOSAL 8

REAPPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Background

        Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, was our independent registered public accounting firm for the year ended December 31, 2007. At the Annual Meeting, shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer as our independent registered public accounting firm for the year ending December 31, 2008 and until the next annual meeting of shareholders and to authorize the board of directors, upon the recommendation of the audit committee, to fix the remuneration of the independent registered public accounting firm in accordance with the volume and nature of its services.

Audit Committee Pre-Approval Policies and Procedures

        Our audit committee pre-approves audit and non-audit services rendered by our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, and its affiliates. This pre-approval is designed to insure that such engagements do not impair the independence of our independent registered public accounting firm.

        The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year ended December, 31,
	2006	2007
	(in thousands of U.S. dollars)

Audit Fees(1)	$426	$265
Audit-Related Fees(2)	-	15
Tax Fees(3)	11	29
All Other Fees(4)	5	25

Total	$442	$334

(1)	“Audit fees” include fees for services performed by our independent public accounting firm in connection with our annual audit for 2007 (including the audit required by Section 404 of the Sarbanes-Oxley Act), certain procedures regarding our quarterly financial results submitted on Form 6-K and consultation concerning financial accounting and reporting standards.

(2)	“Audit-Related fees” include fees for the performance of due diligence investigations.

(3)	“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

(4)	“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentive programs.

Proposed Resolution

        You are requested to adopt the following resolution:

        “RESOLVED, that the reappointment of Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2008 and until the next annual meeting of shareholders be approved, and that the board of directors, upon recommendation of the audit committee, be authorized to fix the remuneration of said independent registered public accounting firm in accordance with the volume and nature of their services.”

        The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt this resolution.

Board Recommendation

        THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

        The aggregate compensation paid to, or accrued on behalf of, our directors and executive officers as a group during 2007 was approximately $2.3 million, consisting of salary, fees, bonus, commissions and directors’ fees, and approximately $377,000 consisting of amounts set aside or accrued to provide pension, retirement or similar benefits, but excluding amounts expended for automobiles made available to our officers, expenses, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel.

        During 2007, our officers and directors received, in the aggregate, options to purchase 440,000 ordinary shares under our equity compensation plans. These options have a weighted average exercise price of approximately $8.76 and the options will expire ten years after the date the options were granted. As of October 14, 2008, our directors and executive officers hold options to purchase an aggregate of 1,542,970 ordinary shares issuable pursuant to exercise of such options.

AUDIT COMMITTEE REPORT

        The audit committee is comprised solely of independent directors, as defined by the rules of the SEC and the Nasdaq National Market, and operates under a written charter which is available on the Company’s website.

        The audit committee includes at least one independent director who is determined by the board of directors to meet the qualifications of an “audit committee financial expert” in accordance with SEC rules. Ms. Nurit Benjamini is the independent director who has been determined to be an audit committee financial expert. Shareholders should understand that this designation is an SEC disclosure requirement related to Ms. Benjamini’s experience and understanding with respect to certain accounting and auditing matters. The designation does not impose on Ms. Benjamini any duties, obligations or liability that are greater than are generally imposed on her as a member of the audit committee and the board of directors, and her designation as an audit committee financial expert pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the audit committee or the board of directors.

        The primary focus of the audit committee is to assist the board of directors in its general oversight of the Company’s financial reporting, internal controls and audit function. Management has the primary responsibility for preparation, presentation and integrity of the Company’s financial statements, accounting and financial reporting principles, internal controls and procedures designed to ensure compliance with applicable accounting standards, and applicable laws and regulations. The Company’s independent registered public accounting firm is responsible for performing an audit of the consolidated financial statements in accordance with generally accepted auditing standards in the United States. Members of the audit committee are not auditors, and their functions are not intended to duplicate or certify the activities of management and the independent registered public accounting firm, nor can the audit committee certify that the independent registered public accounting firm is “independent” under applicable rules.

        In this context, the audit committee has met and held discussions with management, the Company’s internal auditor and the independent registered public accounting firm. Management represented to the audit committee that the audited financial statements of the Company included in the Company’s annual report to shareholders for the year ended December 31, 2007, were prepared in accordance with generally accepted accounting principles in the United States, and the audit committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The audit committee reviewed with the Company’s independent registered public accounting firm, which is responsible for expressing an opinion on the conformity of the Company’s audited financial statements with generally accepted accounting principles, its judgments as to the acceptability as well as the appropriateness of the Company’s application of accounting principles and such other matters required to be discussed with the independent registered public accounting firm by PCAOB Rule 3200T regarding “Communication with Audit Committees.” The audit committee’s discussions with the independent registered public accounting firm were held both with and without management present, and included the scope of their respective audits, their evaluation of the Company’s internal controls and the overall quality of the Company’s financial reporting.

        In addition, the audit committee has discussed with the independent registered public accounting firm the auditors’ independence from management and the Company, including the matters in the written disclosures required the Public Company Accounting Oversight Board (PCAOB) in Rule 3600T regarding “Independence Discussions with Audit Committees,” and approved the fees for audit, audit-related, tax and non-audit services provided by the independent registered public accounting firm, and evaluated the types of tax services performed, including whether or not those services were compatible with the independent registered public accounting firm’s independence.

        Based on the reviews and discussions referred to above, the audit committee recommended to the board of directors, and the board of directors approved, that the audited consolidated financial statements be included in the annual report on Form 20-F for the year ended December 31, 2007, as filed with the Securities and Exchange Commission. The audit committee has recommended (which recommendation was adopted by the board of directors) the selection of the Company’s independent registered public accounting firm, subject to shareholder approval.

        Submitted by the audit committee of the Company’s board of directors:

Nurit Benjamini
Dr. Eyal Kishon
Steven D. Levy

REPORT OF THE BOARD OF DIRECTORS

        At the Annual Meeting, the board of directors will provide a management report which will include a discussion of the Company’s consolidated financial statements for the year ended December 31, 2007.

OTHER BUSINESS

        The board of directors is not aware of any other matters that may be presented at the Annual Meeting other than those mentioned in the attached Company’s Notice of Annual Meeting of Shareholders. If any other matters do properly come before the Annual Meeting, it is intended that Yigal Jacoby, Rami Hadar and Doron Arazi, or any of them, the persons named as proxies, will vote, pursuant to their discretionary authority, according to their best judgment, in the interest of the Company.

MAILING OF PROXY STATEMENT; EXPENSES; SOLICITATION

        The Company expects to mail this proxy statement and the enclosed form of proxy to shareholders on or about October 22, 2007. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers, and employees of the Company, may solicit proxies by telephone, in person, or by other means. Such directors, officers and employees will not receive additional compensation for such solicitation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokerage firms, nominees, fiduciaries, and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of ordinary shares of the Company held of record by such persons, and the Company will reimburse such brokerage, nominees, fiduciaries, and other custodians for reasonable out-of-pocket expense incurred by them in connection therewith.

ADDITIONAL INFORMATION

        We are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to “foreign private issuers,” as such term is defined under the rules promulgated under the Exchange Act, and we fulfill the obligations with respect to those requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings also are available to the public from the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement does not signify that we are subject to, or have chosen to comply with, the Exchange Act rules relating to the furnishing or content of proxy statements.

        Copies of the Company’s 2007 annual report on Form 20-F are being mailed to shareholders simultaneously with this proxy statement. The Company’s 2007 annual report, financial statements and financial information appearing in such annual report are not part of the proxy solicitation materials. Shareholders may also obtain a copy of the Form 20-F report without charge at www.allot.com.

By Order of the Board of Directors, /s/ Yigal Jacoby —————————————— Yigal Jacoby Chairman of the Board of Directors

Hod Hasharon, Israel
Date: October 22, 2008

ANNUAL MEETING OF SHAREHOLDERS OF

ALLOT COMMUNICATIONS LTD.

November 13, 2008

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

  Please detach along perforated line and mail in the envelope provided.

20330303303030000000 8	111308
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

2.		& 5. TO ELECT CLASS II DIRECTORS TO SERVE UNTIL THE 2011 ANNUAL MEETING OF SHAREHOLDERS IN ACCORDANCE WITH THE COMPANY’S ARTICLES OF ASSOCIATION AND TO APPROVE THE GRANT OF STOCK OPTIONS TO DIRECTORS.

NOMINEES:
☐	FOR ALL NOMINEES	DR. EYAL KISHON - CLASS II
SHAI SAUL - CLASS II
☐	WITHHOLD AUTHORITY FOR ALL NOMINEES	RAMI HADAR

☐	FOR ALL EXCEPT (See instructions below)

INSTRUCTIONS:	To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here:

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

		FOR	AGAINST	ABSTAIN
1.	TO ELECT SHRAGA KATZ AS A CLASS I DIRECTOR TO SERVE UNTIL THE 2010 ANNUAL MEETING OF SHAREHOLDERS IN ACCORDANCE WITH THE COMPANY’S ARTICLES OF ASSOCIATION.	☐	☐	☐

3.	TO APPROVE THE TERMS OF SHRAGA KATZ’S SERVICE, INCLUDING PAYMENT OF ANNUAL COMPENSATION, THE GRANT OF STOCK OPTIONS AND ELIGIBILITY FOR INDEMNIFICATION AND EXCULPATION.	☐	☐	☐

4.	TO APPROVE AN AMENDMENT TO THE COMPENSATION PLAN OF YIGAL JACOBY, CHAIRPERSON OF THE BOARD OF DIRECTORS.	☐	☐	☐

6.	TO APPROVE THE EXTENSION OF THE EXERCISE PERIOD OF YIGAL JACOBY TO PURCHASE 246,479 ORDINARY SHARES UNTIL NOVEMBER 15, 2010.	☐	☐	☐

7.	TO RATIFY AND APPROVE THE RENEWAL AND CONTINUATION OF DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE COVERAGE.	☐	☐	☐

8.

TO APPROVE THE REAPPOINTMENT OF KOST FORER GABBAY & KASIERER, A MEMBER OF ERNST & YOUNG GLOBAL, AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008 AND UNTIL THE 2009 ANNUAL MEETING OF SHAREHOLDERS AND TO AUTHORIZE THE BOARD OF DIRECTORS, UPON RECOMMENDATION OF THE AUDIT COMMITTEE, TO FIX THE REMUNERATION OF SAID INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

		☐	☐	☐

THE PROXY WILL BE VOTED AS SPECIFIED, IF A CHOICE IS NOT SPECIFIED, THIS PROXY WILL BE VOTED “FOR” ALL PROPOSALS AND IN THE DISCRETION OF THE PROXIES WITH RESPECT TO ALL OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING AND ANY AND ALL ADJOURNMENTS THEREOF.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

PROXY
ALLOT COMMUNICATIONS LTD.
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD NOVEMBER 13, 2008
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

          The undersigned hereby appoints Yigal Jacoby, Rami Hadar and Doron Arazi, and each or any of them, proxies of the undersigned, with full power of substitution to vote all of the shares of Allot Communications Ltd., an Israeli company (the “Company”), which the undersigned may be entitled to vote at the Annual Meeting of shareholders of the Company to be held at the offices of the Company at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel, on Thursday, November 13, 2008, at 5:00 p.m. local time or at any adjournment or postponement thereof, as shown on the voting side of this card.

(Continued and to be signed on the reverse side.)

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